Exhibit 99.3

AMENDED AND RESTATED

SUPPORT AGREEMENT

This AMENDED and RESTATED SUPPORT AGREEMENT (this “Agreement”), is dated as of June 27, 2007, and amends and restates in its entirety that certain Support Agreement dated as of March 29, 2007 (the “Original Agreement”), with the Agreement and the Original Agreement being entered into by and between BTP Acquisition Company LLC, a Delaware limited liability company (“Parent”), and Standard Broadcasting Corp. Ltd. (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Target, Inc., a Delaware corporation (the “Company”), and IEAC, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Amended and Restated Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company with the Company surviving as subsidiary of Parent (the “Merger”) and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein (capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as of the date hereof, the Stockholder beneficially and of record owns the number of Voting Shares (as defined herein) set forth on Attachment A hereto (the “Owned Shares”);

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, (i) to vote, or cause to be voted, all of the Owned Shares, together with any shares of the Common Stock, par value $0.0001 per share, of the Company (together with the associated preferred stock purchase rights, the “Company Common Stock”) acquired after the date of this Agreement, whether upon the exercise of options or warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired heretofore or hereafter) that are beneficially owned by such Stockholder or over which such Stockholder has, directly or indirectly, the right to vote (collectively, the “Voting Shares”), in favor of (a) adoption of the Merger Agreement, and (b) any other matter that is required by applicable Law or a Governmental Entity to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, including the Merger, and (ii) to take the other actions described herein; and

WHEREAS, the Stockholder desires to express its support for the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree, subject only to the prior approval of the execution and delivery of this Agreement by the board of directors of the Company for purposes of Section 203 of the DGCL, as follows:

1. Agreement to Vote; Non-Solicit; Irrevocable Proxy.

1.1 Agreement to Vote. The Stockholder hereby agrees that, until the Termination Date (as defined below), at any meeting of the stockholders of the Company, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Voting Shares (a) in favor of (1) adoption of the Merger Agreement and (2) approval of any other matter that is required by Applicable Law or a Governmental Authority to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement; and (b) against (1) any Acquisition Proposal other than the Merger contemplated by the Merger Agreement, (2) any liquidation or winding up of the Company, (3) any extraordinary dividend by the Company, (4) any change in the capital structure of the Company (other than any change in capital structure resulting from the Merger) and (5) any other action that could reasonably be expected to (i) impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the transactions contemplated by the Merger Agreement, including the Merger, (ii) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Company under the Merger Agreement that would reasonably be expected to have a Material Adverse Effect on the Company or (iii) materially delay or adversely affect the respective abilities of the Company, Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement, including the merger.

1.2 Non-Solicit. Subject to Section 4.3 hereof, the Stockholder hereby agrees that, until the Termination Date and except as otherwise permitted by the Merger Agreement, it shall not, and shall use its commercially reasonable efforts to cause its subsidiaries, the officers, directors or employees of it and its subsidiaries and their respective Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, any Acquisition Proposal, (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to any Acquisition Proposal (other than to the extent expressly permitted by the Merger Agreement), (c) approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal or (d) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or propose publicly or agree to do any of the foregoing relating to any Acquisition Proposal.

1.3 Irrevocable Proxy. Solely with respect to the matters described in Section 1.1, if the Stockholder has not taken a Qualifying Action (as defined below) on or prior to the fifth business day prior to the Stockholders Meeting, the Stockholder hereby irrevocably appoints (and if such Stockholder holds any Voting Shares through a nominee, such Stockholder shall timely cause and direct such nominee holder to irrevocably appoint) Parent as its proxy

(which proxy is and shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law (the “DGCL”) and which appointment is coupled with an interest for purposes of Section 212 of the DGCL) to vote all Voting Shares owned by such Stockholder beneficially and/or of record solely on the matters described in Section 1.1, and in accordance therewith, effective from and after such fifth business day prior to the Stockholders Meeting and until the Termination Date. Each Stockholder agrees to execute (or to cause any nominee holder to execute) any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. “Qualifying Action” means either (a) the delivery by or on behalf of the Stockholder to Parent of a copy of such Stockholder’s (or its nominee holder’s) duly executed and valid proxy (and any amendment of such proxy) with respect to the Stockholders Meeting, provided the votes authorized in such proxy or amendment thereof are consistent with the terms of this Agreement and such proxy or amendment thereof is otherwise consistent with this Agreement or (b) the delivery by each Stockholder to Parent of a written certificate by one of its duly authorized individuals certifying that such Stockholder (or its nominee holder) shall attend the Stockholders Meeting in person and vote (or cause the voting of) its Voting Shares in accordance with Section 1.1 hereof, provided, that in the event that a Qualifying Action is subsequently rescinded, revoked or modified in any manner inconsistent with the requirements of Section 1.1, such action shall no longer be a Qualifying Action, and Parent shall have the proxy described in this Section 1.3 with respect to such Stockholder’s Voting Shares.

2. Representations and Warranties of the Stockholders. The Stockholder hereby represents and warrants to Parent as follows:

2.1 Due Organization. The Stockholder has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

2.2 Power; Due Authorization; Binding Agreement. The Stockholder has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery of this Agreement by Parent, constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

2.3 Ownership of Shares. On the date hereof, the number of Owned Shares set forth on Attachment A hereto are owned beneficially or of record by such Stockholder and include all of the Voting Shares owned of record or beneficially by such Stockholder. All Owned Shares are held free and clear of any Liens and will be (except as otherwise permitted by this Agreement) held free and clear of any Liens as of the date of the Stockholders Meeting. As of the date hereof, the Stockholder has, and as of the date of the Stockholders Meeting, the Stockholder will have (except as otherwise permitted by this Agreement), sole voting power, and sole dispositive power with respect to all of the Owned Shares.

2.4 No Conflicts. Other than (a) the filing by the Stockholder of any reports with the Securities and Exchange Commission required by Section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) any consent, approval filing or notification which has been obtained as of the date hereof, or (c) any consent, approval, filing or notification, the failure of which to obtain, make or give would not impair in any material respect the Stockholder’s ability to perform its obligations under this Agreement, the execution and delivery of this Agreement by the Stockholder does not, and the performance of the terms of this Agreement by the Stockholder will not, (1) require the Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (2) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Stockholder or its properties and assets, (3) conflict with or violate any organizational document or Applicable Law applicable to the Stockholder or pursuant to which any of its properties or assets are bound or (4) violate any other agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust. The Voting Shares are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

2.5. Acknowledgment. The Stockholder understands and acknowledges that each of Parent and Merger Sub is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

3. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

3.1 Power; Due Authorization; Binding Agreement. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. Parent has full limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery of this Agreement by the Stockholder, constitutes a valid and binding agreement of Parent, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

3.2 No Conflicts. The execution and delivery of this Agreement by Parent does not, and the performance of the terms of this Agreement by Parent will not, (a) require Parent to obtain the consent or approval of, or make any filing with or notification to, any Governmental

Authority (other than filings pursuant to Section 13(d) or 16(a) of the Exchange Act), (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or its properties and assets, (c) conflict with or violate any organizational document or Applicable Law applicable to Parent or pursuant to which any of its or its subsidiaries’ respective assets are bound or (d) violate any other agreement to which Parent or any of its subsidiaries is a party, except for any consent, approval, filing or notification which has been obtained, as of the date hereof, or the failure of which to obtain, make or give would not, or any conflict or violation which would not, impair Parent’s ability to perform is obligations under this Agreement.

4. Certain Covenants of Stockholder. Each Stockholder hereby covenants and agrees with Parent as follows:

4.1 Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, from the date hereof until the Termination Date, not to (a) sell, transfer, pledge, encumber (except as provided in this Agreement), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of (other than limitations imposed by applicable Law or pursuant to this Agreement) any of the Voting Shares, provided that nothing in this Agreement shall prohibit the exercise by a Stockholder of any options to purchase Voting Shares or conversion of convertible securities pursuant to which the Stockholder will acquire Voting Shares, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares, (c) take any action that would have the effect of preventing or disabling any Stockholder from performing its obligations under this Agreement or (d) commit or agree to take any of the foregoing actions; provided, that the actions described in clause (a) above shall be permitted hereunder as a result of any donative transfer to any immediate family member of the Stockholder, or a trust for the exclusive benefit of the Stockholder and/or any immediate family members of such Stockholder; provided, that prior to such action, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall agree in writing to be bound by the terms hereof (including by granting a valid proxy with respect to any such Voting Shares acquired, consistent with Section 1.3) and such action shall not relieve the Stockholder of any of its obligations hereunder. Any transfer of Voting Shares not permitted hereby shall be null and void. If any involuntary transfer of any of the Voting Shares shall occur (including a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee shall take and hold such Voting Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Termination Date.

4.2 Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new Voting Shares acquired by such Stockholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.

4.3 No Limitations on Actions. The parties acknowledge that the Stockholder signs this Agreement solely in its capacity as the record and/or beneficial owner, as applicable, of its Voting Shares and nothing in this Agreement shall limit, restrict or otherwise affect the actions of the Stockholder in any other capacity, including such person’s capacity, if any, as an officer of the Company or a member of the board of directors of the Company, and the taking of any actions (or the failure to act) solely in the capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement; and nothing herein shall limit or affect the Company’s rights in connection with the Merger Agreement.

4.4 Further Assurances. From time to time, at the request of Parent and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

4.5 Stop Transfer Order; Legend. In furtherance of this Agreement, and concurrently herewith, the Stockholder shall and hereby does authorize the Company or Parent’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Voting Shares; provided, that any such stop transfer restriction shall terminate at the Termination Date, and upon such event, Parent shall notify the Company’s transfer agent of such termination. At the request of Parent, the Stockholder shall cause to be provided to Parent evidence of such stop transfer order. All certificates evidencing the Voting Shares will bear a prominent legend to the effect that such Voting Shares are subject to the terms and conditions of this Agreement.

4.6 Retained Share Purchase Option.

(i) Until the Expiry Date (as defined below), the Stockholder will continue to hold Retained Shares (as defined in the Merger Agreement) following the Merger. Subject to and contingent upon the timely satisfaction of the Exercise Conditions (as defined below), Stockholder hereby grants to Parent the right (the “Purchase Option”) to purchase up to 24,605 of the Retained Shares directly or indirectly beneficially owned by the Stockholder (such shares the “Covered Shares”) for the Purchase Price per Covered Share specified on Schedule 1 attached hereto. The Purchase Option shall be exercisable by Parent until the later of (A) One Hundred and Twenty (120) days following the Effective Time of the Merger; and (b) One Hundred and Eighty-Two (182) days after the date of this Agreement (such later date, the “Expiry Date”). The Purchase Option may be exercised at any time or from time to time prior to the Expiry Date by written notice from Parent or its designee, provided that in no event shall Parent be entitled to purchase in the aggregate more than the Maximum Available Shares, calculated as set forth on Schedule 1 attached hereto.

(ii) The Purchase Option shall not be exercisable unless and until all of the following conditions (the “Exercise Conditions”) shall have been satisfied:

1. The Merger shall have been consummated pursuant to the Merger Agreement.

2. Stockholder shall have received written notice from Parent or its applicable designee that the “Required Event” (as defined on Schedule 1 attached hereto) has occurred.

5. Miscellaneous.

5.1 Termination of this Agreement. This Agreement shall terminate upon the earliest of (such earliest date, the “Termination Date”):

(i) the termination of the Merger Agreement in accordance with its terms;

(ii) the date the Board of Directors of the Company withdraws its recommendation that the stockholders of the Company vote to adopt the Merger Agreement;

(iii) the date of execution of any amendment to the Merger Agreement if such amendment and the terms of the acquisition of the Company as modified by such amendment (A) reduces the amount of cash per share of Company Common Stock to be paid to the Stockholder to less than the Per Share Merger Consideration (as defined in the Merger Agreement provided to Stockholder on the date hereof), (B) reduces the aggregate amount of cash consideration payable to the Stockholder as compared to the aggregate amount that would have been paid to the Stockholder upon the closing of the acquisition were the Merger to have been consummated on the terms reflected in the Merger Agreement provided to Stockholder on the date hereof, (C) would (x) cause the Stockholder to realize any tax liability on the cash payment made to the Stockholder in excess of that which would result from the payment of cash in the Merger were the Merger to be consummated on the terms reflected in the Merger Agreement provided to Stockholder on the date hereof, or (y) result in the issuance of securities to the Stockholder, other than any securities with respect to which in the Stockholder’s good faith reasonable judgment (I) a trading market is likely to be available on the date of issuance (or, if the Stockholder is then subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for at least 200 days thereafter) and (II) the Stockholder will be able to sell such securities on the date of issuance (or, if the Stockholder is then subject to Section 16 of the Exchange Act, will be able to make such sale on or about the six month after the date of issuance thereof) for a price equal to or greater than the fair market value of such security on the date of issuance thereof, (D) would prevent, or impede in any material respect or delay in any material respect the consummation of the acquisition of the Company (provided, that any delays resulting from complying with ordinary course NASDAQ listing requirements or responding to SEC comments in the ordinary course shall not be deemed to constitute such a delay, unless as a result thereof the acquisition of the Company would be reasonably likely to be delayed beyond the Outside Date, as such term is defined in the Merger Agreement provided to Stockholder on the date hereof), (E) extends the Outside Date (as such term is defined in the Merger Agreement provided to Stockholder on the date hereof) beyond the date that is six (6) months after the date the Merger Agreement is initially executed and delivered by the parties thereto or extends the Extended Outside Date (as such term is defined in the Merger Agreement provided to Stockholder on the date hereof) beyond November 30, 2007, or (F) is otherwise prejudicial in any material respect to the interests of the Stockholder; provided, that the entry into the Amended and Restated Merger Agreement described in the recitals hereto and the consummation of the transactions contemplated thereby, shall not be deemed to trigger a Termination Date under this subsection (iii); and

(iv) the Effective Time.

5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any material breach of this Agreement occurring prior to such termination.

5.3 Non-Survival. The representations and warranties made herein shall not survive the termination of this Agreement.

5.4 Entire Agreement; Assignment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

5.5 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

5.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to the Stockholder, to:

Standard Broadcasting Corp. Ltd.

2 St. Clair Avenue W.

Toronto, Ontario

M4V 1L6

CANADA

Attn: David Coriat

Fax No.: (416) 323-6828

If to Parent:

BTP Acquisition Company LLC

10100 Santa Monica Boulevard, Suite 1250

Los Angeles, California 90067

Attn: Susan Tregub, Esq.

Fax No.: (310) 286-7260

with copies (which shall not constitute notice) to:

Barnes Morris Klein Mark Yorn Barnes & Levine

3rd Floor, North Tower

2000 Avenue of the Stars 90067

Attn: Michael Barnes, Esq.

Fax No.: (310) 319-3990

and to:

Bingham McCutchen LLP

355 s. Grand Avenue, 44th Floor

Los Angeles, CA 90071

Attn: Richard J. Welch, Esq.

Telecopy No.: (213) 830-8610

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

5.7 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each party hereto irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware or any federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each party hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each party hereto hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(d) Each party hereto waives, to the fullest extent permitted by applicable laws, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement. Each party hereto certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section.

5.8 Remedies. The parties agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled under Applicable Law or in equity.

5.9 Counterparts. This Agreement may be executed by facsimile or PDF signature and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

5.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

5.11 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

5.12 No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

[signature page(s) follow(s)]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

BTP ACQUISITION COMPANY LLC

By:	/s/ David Bergstein
Name:	David Bergstein
Title:	Manager

STOCKHOLDER

STANDARD BROADCASTING CORP. LTD.

By:	/s/ David Coriat
Name:	David Coriat
Title:	Executive V.P. and C.F.O.

ATTACHMENT A

Record or Beneficial Ownership of the Voting Shares

Stockholder	Shares of Common Stock Owned	Warrants to Acquire Common Stock
Standard Broadcasting Corp. Ltd.	1,542,283	NA